Exhibit 99.1

Horizon Quantum Signs Non-Binding Letter of Intent to Acquire Entropica Labs

SINGAPORE – November 5, 2026 – Horizon Quantum Holdings Ltd. (Nasdaq: HQ) (“Horizon Quantum”), a pioneer of software infrastructure for quantum applications, today announced that they have signed a non-binding letter of intent to acquire Entropica Labs Pte. Ltd. (“Entropica Labs”), a Singapore-based quantum software company specializing in error correction and fault tolerance, for an anticipated consideration of $27 million USD of Horizon Quantum Class A ordinary shares (the “Proposed Transaction”), subject to the completion of appropriate due diligence, related audits, the signing of definitive agreements, and satisfaction of other customary conditions.

About Horizon Quantum

Horizon Quantum [NASDAQ: HQ] is on a mission to unlock broad quantum advantage by building the software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company is bridging the gap between today’s quantum hardware and tomorrow’s applications through the creation of advanced software development tools. Its software infrastructure moves beyond the constraints of static circuit execution, making it possible for developers to express any conceivable quantum computation. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at multiple levels of abstraction. Learn more at www.horizonquantum.com.

About Entropica Labs

Entropica Labs’ mission is to build the software infrastructure that turns quantum hardware into fault-tolerant computers that developers can use.

Founded in 2018 by Dr. Tommaso Demarie and Dr. Ewan Munro, former researchers at the Centre for Quantum Technologies in Singapore, Entropica treats fault tolerance as a systems-software challenge. The Singapore-based company is developing Loom, a fault-tolerant compiler that is designed to let quantum hardware companies run error-corrected programs on their systems without building the full stack themselves.

Note to Investors Regarding Forward-Looking Statements

This press release includes forward-looking statements. The expectations, estimates, and projections of the businesses of Horizon Quantum may differ from its actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan,” “enable,” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Horizon Quantum therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the completion of the Proposed Transaction on anticipated terms and timing, including regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Entropica Labs’ and Horizon Quantum’s businesses and other conditions to the completion of the Proposed Transaction; (ii) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses and technologies of Horizon Quantum and Entropica Labs; (iii) Horizon Quantum’s and Entropica Labs’ ability to implement their business strategies; (iv) potential litigation relating to the Proposed Transaction that could be instituted against Horizon Quantum, Entropica Labs or their respective directors; (v) the risk that disruptions from the Transaction will harm Horizon Quantum’s or Entropica Labs’ businesses, including current plans and operations; (vi) the ability of Horizon Quantum or Entropica Labs to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Proposed Transaction; (viii) uncertainty as to the long-term value of Horizon Quantum’s Class A ordinary shares; (ix) legislative, regulatory and economic developments affecting Horizon Quantum’s and Entropica Labs’ businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which Horizon Quantum and Entropica Labs operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Proposed Transaction that could affect Horizon Quantum’s or Entropica Labs’ financial performance; (xiii) restrictions during the pendency of the Proposed Transaction that may impact Horizon Quantum’s or Entropica Labs’ ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Horizon Quantum’s and Entropica Labs’ response to any of the aforementioned factors; and (xv) failure of the Transaction to be approved by the shareholders of Entropica Labs; and (xvi) other risks and uncertainties included in the “Risk Factors” section of the Annual Report on Form 20-F filed by Horizon Quantum on April 14, 2026 with the U.S. Securities and Exchange Commission (“SEC”), as well as other documents filed or to be filed with the SEC by Horizon Quantum. The foregoing list of factors is not exclusive. New risks emerge from time to time, and it is not possible for management to predict all risks, nor can management assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, Horizon Quantum undertakes no obligation to update any forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Media Contact

Horizon Quantum media contact
Yanina Blaclard
media@horizonquantum.com

Investor Contact

Horizon Quantum investor contact
Katherine Bailon
investors@horizonquantum.com